Bradley Weber 650.752.3226 bweber@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

June 11, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Amplify Snack Brands, Inc. (f/k/a TA Holdings 1, Inc.)

Draft Registration Statement on Form S-1

Submitted April 29, 2015

CIK No. 0001640313

Dear Ms. Nguyen:

This letter is submitted on behalf of Amplify Snack Brands, Inc. (f/k/a TA Holdings 1, Inc.) (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on April 29, 2015 (the “Draft Registration Statement”), as set forth in your letter dated May 26, 2015 addressed to Thomas C. Ennis, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting an Amended Draft Registration Statement (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express three copies of each of this letter and the Amendment (marked to show changes from the Registration Statement).

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If the Company presents such written communications or becomes aware that such materials have been distributed, the Company will notify the Staff and provide copies of the relevant communications.

2.	With respect to any third-party statements in your prospectus such as the market data by Mintel Group Ltd., Nielson Holdings N.V., and Information Resources, Inc. presented in your disclosure, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether you commissioned any of the referenced sources.

RESPONSE: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis the relevant portions of the industry research reports that support third-party statements presented in the Amendment. To expedite the Staff’s review, the Company has marked each report to highlight the applicable portion or section containing the referenced information and has cross-referenced it to the appropriate location in the Amendment. In addition, the Company further supplementally advises the Staff that none of the reports were commissioned by the Company.

3.	We received your confidential treatment application with regards to certain portions of information in your exhibits to be filed with this registration statement. Please note that we will provide any comments related to the confidential treatment application under separate cover. Please also confirm your understanding that we cannot accept a request to accelerate the effectiveness of this registration statement until comments on the confidential treatment application have been cleared.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company has submitted an additional confidential treatment application with respect to the Manufacturing and Supply Agreement and Addendum No. 1 thereto, under separate cover. The Company understands that the Staff cannot accept a request to accelerate the effectiveness of the Amendment until comments on any outstanding confidential treatment applications have been cleared.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Prospectus Summary, page 1

Industry Overview, page 3

4.	Please revise disclosure on page 4 to clarify, if true, that you currently do not sell any potato chips, cheese snacks or pretzels products.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 3 and 101 of the Amendment to clarify that the Company does not currently sell any potato chips, cheese snacks or pretzels products.

Our Competitive Strengths, page 4

5.	Please briefly explain what you mean when you state that SkinnyPop is a highly attractive brand for retailers due to its premium price point and sales velocities. As applicable, please disclose here the measurement period in relation to the referenced premium price point and sales.

RESPONSE: The Company respectfully advises the Staff that because retailers can, and do, charge a higher price for SkinnyPop products versus other leading RTE popcorn brands, retailers generate more absolute dollar profits per each product unit sold versus less expensive brands (assuming that retailer profit margins remain the same across products on a percentage basis, as the Company believes is typically the case). The Company respectfully directs the Staff’s attention to the Company’s disclosure on page 103 of the Amendment, which states that in 2014, on average, the SkinnyPop brand commanded a more than 20% price premium versus other leading RTE popcorn brands.

Additionally, from 2012 to date, the Company’s SkinnyPop products have enjoyed high turnover, or sales velocities, which means retailers sell large amounts of units per allocated shelf space. As disclosed on pages 2, 99 and 103 of the Amendment, SkinnyPop’s sales velocities were $141 per million dollars of annual ACV of retail locations selling the products in 2014, as compared with other leading RTE popcorn brands whose average sales velocities were $132 per million dollars of annual ACV in 2014.

This combination of greater absolute dollar profits per product unit sold and high rate of sales velocity of product units from store shelves leads to SkinnyPop generating higher overall profits for retailers relative to SkinnyPop’s competitors, which makes SkinnyPop a highly attractive brand for retailers.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the Amendment to provide additional detail on this subject.

Summary Consolidated Financial and Other Data, page 11

6.	We note you provide a table in which you appear to sum predecessor and successor periods into a combined 2014 fiscal year. Please provide us with an explanation of your basis for presenting this type of combined information in your submission.

RESPONSE: The Company respectfully advises the Staff that the Company believes the combined presentation (which is simply the arithmetic sum of the predecessor and successor amounts) provides potential investors with a more meaningful comparison of the Company’s operating results in 2014 with other annual periods presented. As the Staff is aware, the successor period reflects the impact of purchase price accounting on the Company’s financial results following the consummation of the Sponsor Acquisition, while the predecessor period does not. The Company respectfully notes for the Staff that in connection with the Sponsor Acquisition, an entirely new senior management team was recruited to join the Company following the Sponsor Acquisition, led by Mr. Ennis. The Company believes that this new senior management team, with its substantial industry experience, in conjunction with the support and resources provided by the Sponsor and the Company’s new board of directors following the Sponsor Acquisition, successfully implemented business improvements and approaches to driving product sales that resulted in enhanced financial performance following the Sponsor Acquisition. The Company believes that these benefits were significant, but would be very difficult to accurately estimate or quantify. The Company believes that if, for example, the Company were to instead present 2014 financial results that gave retroactive annualized effect to the purchase price accounting adjustments in the Company’s consolidated statements of income beginning at January 1, 2014, that such a presentation would not fairly or accurately present the Company’s true underlying business performance in 2014 because the benefits brought about by the new senior management team, the Sponsor and the new board of directors would not be able to be retroactively reflected, while the accounting charges required by purchase price accounting under GAAP would be so retroactively reflected. The Company respectfully believes that such an alternative presentation, such as that reflected in the Unaudited Pro Forma Condensed Consolidated Financial Information, does not provide as complete a picture of the impact of the Sponsor Acquisition, and that for this reason, the combined presentation appropriately treats the predecessor and successor periods separately, but arithmetically sums those amounts to provide the best available year-over-year comparability to other annual periods.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

In addition, because the combined presentation is simply the arithmetic sum of the predecessor and successor amounts, both of which are already separately presented in the identified table, the Company believes that its method of calculation of the combined results is straightforward, easy for potential investors to understand, and does not require management to make significant judgments or estimates. Notwithstanding the foregoing, in response to the Staff’s comment, the Company has revised its disclosure on page 11 of the Amendment regarding the presentation of the combined predecessor and successor operating results to further clarify this presentation and ensure that potential investors can clearly understand what is presented in the combined results.

Risk Factors, page 18

We currently depend exclusively on one third-party co-manufacturer and one location, page 19

7.	We note your exclusive reliance on your co-manufacturer for your products. Please expand the risk factor by identifying your co-manufacturer and briefly describing your manufacturing agreement with your co-manufacturer.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 19 of the Amendment to identify its co-manufacturer and to add a brief description of the manufacturing agreement with its co-manufacturer.

A number of our products rely on independent certification, page 21

8.	We note that you rely on independent certification of your non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations to label your products as such. Please clarify whether the labeling on your products from independent parties may also be affected by FDA regulations.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 21, 22 and 31 of the Amendment to clarify that the labeling of the Company’s products is affected by FDA regulations.

Use of Proceeds, page 50

9.	We note that you will bear all costs, fees and expenses associated with this offering. Please provide the estimated expenses for the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 50 of the Amendment to add a placeholder sentence for the estimated expenses for the offering. The Company confirms that it will insert the amount of such expenses into a future version of the Amendment once such expenses can be accurately estimated.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Unaudited Pro Forma Condensed Consolidated Statement of Income, page 55

10.	Please tell us how your pro forma adjustment to cost of goods sold related to the recognition of inventory at fair value is directly attributable to the merger transaction and is expected to have a continuing impact. Refer to Rule 11-02(b)(6) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company believes that the $0.4 million charge to costs of goods sold is directly attributable to the merger transaction because it relates to the step-up of inventory to fair value as is required pursuant to ASC Topic 805, and which charge would not have resulted but for the consummation of the merger transaction. As described in footnote 2 to the Unaudited Pro Forma Condensed Consolidated Statements of Income on page 58 of the Amendment, the pro forma adjustment that is presented reflects the elimination of this $0.4 million charge to costs of goods sold. The Company believes that this charge to costs of goods sold relating to the step-up of the inventory to fair value represents a “material nonrecurring charge” that is directly attributable to the merger transaction and that will be included in the income of the Company within the 12 months following the merger transaction, as described in Rule 11-02(b)(5) of Regulation S-X. The Company notes that Rule 11-02(b)(5) of Regulation S-X provides in relevant part: “the pro forma condensed income statement shall disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement.” Therefore, the Company excluded this charge from its pro forma income statement and provided appropriate disclosure of this item.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

11.	We note that you recorded a pro forma adjustment to reflect the incremental compensation expense associated with the Founder Contingent Compensation that would have been recognized if the employment agreements had been in effect for all of 2014. Please tell us how this adjustment is directly attributable to the transaction and expected to have a continuing impact pursuant to Rule 11-02(b)(6) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company believes the pro forma adjustment to reflect the incremental compensation expense associated with the Founder Contingent Compensation is directly attributable to the merger transaction because it relates to the incremental compensation expense that would not have been incurred by the Company but for the consummation of the merger transaction. The Company respectfully advises the Staff that the Founder Contingent Compensation is only due and payable by the Company to the Founders in the event that the Founders provide services to the Company from July 17, 2014 (the date of the consummation of the merger transaction) through the period ending December 31, 2015, which period is more than 12 months from the date that the merger transaction occurred. The Company respectfully advises the Staff that the Founder Contingent Compensation is being recognized as compensation expense over the requisite employment period of 18 months in accordance with ASC 710-10-25-9, and as such, the Company believes that this expense is expected to have a continuing impact, as described in Rule 11-02(b)(6) of Regulation S-X.

12.	Please provide us with additional detail regarding the pro forma adjustments for the termination payment to Precision Capital, LLC and the transaction bonuses paid to employees to explain how these costs are direct, incremental costs of the merger transaction.

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the payment to Precision Capital, LLC was a supplemental “bonus” payment to Precision Capital, LLC made by the Predecessor in recognition of the services that were provided by Precision Capital, LLC to the Predecessor. The Company respectfully advises the Staff that the Predecessor was not contractually obligated to pay such amounts and the Company believes that such payments would not have been made by the Predecessor to Precision Capital, LLC but for the consummation of the merger transaction. Similarly, the Company believes that the transaction bonuses paid to employees were direct, incremental costs of the merger transaction because they were paid in respect of services provided by employees in connection with the merger transaction, and such payments would not have been made but for the consummation of the merger transaction and the successful outcome thereof. Accordingly, the Company believes that these payments represented “material nonrecurring charges” that were directly attributable to the merger transaction. The Company respectfully notes for the Staff that such payments were included in the operating results of the Predecessor for periods prior to the merger transaction. Therefore, the Company excluded these charges from its pro forma income statement and provided appropriate disclosure of this item, in each case, pursuant to Rule 11-02(b)(5) of Regulation S-X.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

13.	Please tell us how you considered providing pro forma financial information for the acquisition of Paqui, LLC. Refer to Rule 11-01(a)(2) of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that the Company assessed the financial statements of Paqui, LLC for significance in accordance with Regulation S-X and determined that the acquisition did not meet the conditions specified in Rule 11-01(b) for a “significant business combination” as described therein, and as such term is used in Rule 11-01(a)(2). In accordance with the foregoing rules, the Company analyzed the significance to the Company of the Paqui acquisition under each of the asset test, the investment test and the pre-tax income test set forth in the rules. The outcomes of the asset test, investment test and pre-tax income tests were 0.25%, 6.63% and 0.11%, respectively. As none of these tests exceeded 20% and no other conditions of Rule 11-01(a)(2) were met, the Company concluded that the presentation of pro forma financial information was not required with respect to the acquired business. In addition, Company management also evaluated the acquisition under ASC Topic 805 related to business combinations and concluded that the acquisition would not otherwise have an impact on the Company’s financial statements that would separately require the presentation of such pro forma financial information in the Amendment. In response to the Staff’s comment, the Company has revised page 56 of the Amendment to make clear that the pro forma financial information does not include the results of Paqui, LLC because such disclosure standards were not satisfied.

Selected Consolidated Financial Data, page 58

14.	We note that you define working capital as the sum of accounts receivable, inventories, deferred tax asset - current portion, and other current assets less the sum of accounts payable and accrued liabilities. Please note that working capital is defined by FASB ASC 210-10-20 as “the excess of current assets over current liabilities.” Please revise your description of the measure presented.

RESPONSE: In response to the Staff’s comment, the Company has revised the definition of working capital on pages 13 and 64 of the Amendment.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

The Sponsor Acquisition, page 64

15.	We note that you amended your credit facility in December 2014 and used a majority of the proceeds towards payment of a $59.8 million dividend to Topco. Please expand your disclosure to include an enhanced discussion of the reasons for paying the special dividend and whether it was part of the purchase price related to the Sponsor Acquisition.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 69 and 129 of the Amendment to include an enhanced discussion of the reasons for paying the special dividend and to clarify that the dividend was not part of the purchase price related to the Sponsor Acquisition.

Results of Operations, page 65

Non-GAAP Financial Measures, page 66

16.	Based on the disclosure in your filing, we note that the non-GAAP measure “Adjusted EBITDA” is used in determining compliance with the covenants associated with your term loan. Please tell us whether management considers these covenants to be a material term of the credit agreement governing your term loan and whether information about these covenants is material to an investor’s understanding of your financial condition and/or liquidity. In addition, please tell us how you considered disclosing the amount or limit required for compliance with the covenants and the reasonably likely effect of noncompliance on your financial condition and liquidity. Refer to Item 10(e) of Regulation S-K and, for additional guidance, question 102.09 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

RESPONSE: The Company respectfully advises the Staff that the Company’s credit agreement contains financial maintenance covenants, including a total funded debt ratio and a minimum fixed charge coverage ratio that use the non-GAAP financial performance measure Adjusted EBITDA as one of their inputs. The Company has revised its disclosure on pages 13 and 71 to clarify that Adjusted EBITDA is used as an input to determine compliance with these covenants.

In response to the Staff’s comment, the Company respectfully advises the Staff that Company believes that these financial maintenance covenants are material terms and that information about them is material to investors’ understanding of

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

the Company’s financial condition and liquidity but, more importantly, the Company’s performance due to the Company’s high cash flow. Accordingly, the Company previously provided information regarding these covenants, including the amounts required for compliance with the credit agreement, in the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Covenants” and filed the credit agreement as an exhibit to the Registration Statement. The Company respectfully directs the Staff’s attention to page 89 of the Amendment for such disclosure. Additionally, the Company respectfully directs the Staff’s attention to page 35 of the Amendment for a risk factor that discusses the effect of noncompliance with the credit agreement’s covenants, including the financial maintenance covenants, on the Company’s financial condition, liquidity and performance.

17.	Because adjusted EBITDA is used to determine covenant compliance under the credit agreement governing your term loan, it appears that you should provide a reconciliation of this non-GAAP measure to cash flows from operating activities as the most directly comparable GAAP basis liquidity measure. Please revise. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that the Company’s management and its board of directors do not review and analyze Adjusted EBITDA as a liquidity measure, but rather solely as a performance measure. As a result, the Company believes that the reconciliations of Adjusted EBITDA to net income under GAAP currently presented on pages 15, 73 and 83 of the Amendment are in accordance with the Staff’s specific guidance on this issue set forth in Question 103.02 of the Compliance & Disclosure Interpretations regarding the use of Non-GAAP Financial Measures. In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 15 and 72 of the Amendment to make clear to investors that the Company uses Adjusted EBITDA as a performance measure and not as a liquidity measure.

Although Adjusted EBITDA is one input that is used in the calculation of certain financial maintenance covenants in the Company’s credit agreement, the Company notes for the Staff that the calculations of Adjusted EBITDA under the credit agreement begin with net income under GAAP, not cash flows from operating activities. As described in the Company’s response to Comment No. 16 above, the Company believes that it is important for investors to understand that these financial maintenance covenants exist in the credit agreement, to the extent that the Company’s failure to comply with such covenants could result in a default that accelerates the payment obligation of the indebtedness thereunder. But Company management currently believes that the Company is not at material risk of failing to comply with those covenants, given

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

where those covenants are currently set and given current expectations about Company near-term performance. As a result, the Company does not believe that its Adjusted EBITDA performance from period-to-period provides material information to investors regarding the Company’s ongoing liquidity position on a period-to-period basis, but rather that it provides material information to investors as a performance measure with respect to the ability of the Company to take certain actions in operating its business. As previously disclosed on pages 13, 71 and 72 of the Amendment, the Company believes that Adjusted EBITDA provides meaningful insight to investors on the overall financial performance of the business and operations of the Company (as a performance measure) in that it facilitates period-over-period comparisons by excluding potential differences caused by variations in capital structures, tax positions, impact of depreciation and amortization and equity-based compensation expense.

Comparison of the Years Ended December 31, 2013 and 2014, page 69

18.	We note that you have presented a discussion of your results of operations based on the combined successor 2014 and predecessor 2014 periods. Please tell us how you determined that this is an appropriate basis on which to analyze your operating results.

RESPONSE: The Company respectfully advises the Staff that the Company believes the combined presentation (which is simply the arithmetic sum of the predecessor and successor amounts) provides potential investors with a more meaningful comparison of the Company’s operating results in 2014 with other annual periods presented. As the Staff is aware, the successor period reflects the impact of purchase price accounting on the Company’s financial results following the consummation of the Sponsor Acquisition, while the predecessor period does not. The Company respectfully notes for the Staff that in connection with the Sponsor Acquisition, an entirely new senior management team was recruited to join the Company following the Sponsor Acquisition, led by Mr. Ennis. The Company believes that this new senior management team, with its substantial industry experience, in conjunction with the support and resources provided by the Sponsor and the Company’s new board of directors following the Sponsor Acquisition, successfully implemented business improvements and approaches to driving product sales that resulted in enhanced financial performance following the Sponsor Acquisition. The Company believes that these benefits were significant, but would be very difficult to accurately estimate or quantify. The Company believes that if, for example, the Company were to instead present 2014 financial results that gave retroactive annualized effect to the purchase price accounting adjustments in the Company’s consolidated statements of income beginning at January 1, 2014, that such a presentation would not fairly or accurately present the

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Company’s true underlying business performance in 2014 because the benefits brought about by the new senior management team, the Sponsor and the new board of directors would not be able to be retroactively reflected, while the accounting charges required by purchase price accounting under GAAP would be so retroactively reflected. The Company respectfully believes that such an alternative presentation, such as that reflected in the Unaudited Pro Forma Condensed Consolidated Financial Information, does not provide as complete a picture of the impact of the Sponsor Acquisition, and that for this reason, the combined presentation appropriately treats the predecessor and successor periods separately, but arithmetically sums those amounts to provide the best available year-over-year comparability to other annual periods.

In addition, because the combined presentation is simply the arithmetic sum of the predecessor and successor amounts, both of which are already separately presented in results of operations table on page 78 of the Amendment, the Company believes that its method of calculation of the combined results is straightforward, easy for potential investors to understand, and does not require management to make significant judgments or estimates. The Company believes that it has included substantial cautionary disclosure immediately preceding the presentation of such combined results under the heading “—Notes Regarding Combined Results of Operations and Selected Consolidated Financial and Operating Information due to the Acquisition” on page 77 of the Amendment, and that potential investors will therefore be able to understand the limitations of such a combined presentation, as described in such disclosure. Notwithstanding the foregoing, in response to the Staff’s comment, the Company has further revised its disclosure on page 77 of the Amendment regarding the presentation of combined predecessor and successor operating results to further clarify this presentation.

19.	Please revise your disclosure to quantify each causal factor that generated income statement variances between periods. Your revised disclosure should address the full amount of the change between periods for each of your financial statement line items. For example, your discussion of the change in net sales addresses volume increases resulting from increases in both the number of distribution points and sales to existing customers and the addition of new customers. Please revise to quantify the impact of each causal factor cited as impacting net sales. Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE: In response to the Staff’s comment the Company has revised the disclosures on pages 75 through 79 to quantify the causal factors that generated income statement variances between periods.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Liquidity and Capital Resources, page 75

20.	You state your belief that you have sufficient liquidity available to meet the demands of working capital requirements, primarily related to your purchases of ingredients and interest and principal payments on your outstanding indebtedness. Please provide additional detail to support this statement considering your near term contractual obligations. Your revised disclosure should identify the anticipated source of funds needed to fulfill these commitments. Refer to Item 303(a)(2) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 85 and 86 of the Amendment to provide additional detail regarding the anticipated source of funds to meet its near term contractual obligations.

21.	In connection with the planned corporate reorganization, we note that former equity-interest holders will obtain the right to receive future payments pursuant to a tax receivable agreement. Please provide additional disclosure addressing the potential impact of this agreement to your liquidity position.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 87 of the Amendment to provide additional disclosure addressing the potential impact of the tax receivable agreement to the Company’s liquidity position. The Company also refers the Staff to the risk factor on page 37 of the Amendment for additional disclosure.

Contractual Obligations and Other Commitments, page 79

22.	We note that you expect to pay $25 million in cash related to the Founder Contingent Compensation during 2016. Please expand the related footnote to the contractual obligations table to explain why the full amount of your expected obligation is not included in the table. Also, please provide a cross reference to a section of your submission where the terms of the arrangement are disclosed. Refer to Item 303(a)(5) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised page 90 of the Amendment to expand the related footnote to the contractual obligations table to explain why the full amount of expected obligation is not included in the table.

Critical Accounting Policies and Estimates, page 81

23.

It appears that your discussion of critical accounting policies provides disclosure that is substantially similar to the information provided as part of the summary of significant accounting policies within the footnotes to your financial

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

statements. Please revise to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Your revised disclosure should present an analysis of the uncertainties involved in applying your accounting principles and the variability that is reasonably likely to result from the application of these accounting principles. For additional guidance, refer to section V of SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comment, the Company has revised its discussion of critical accounting policies on pages 92 through 97 of the Amendment.

Recognition of Net Sales, Sales Incentives and Trade Accounts Receivable, page 81

24.	We note that you offer a variety of sales and promotion incentives to your customers and to consumers (i.e., price discounts, consumer coupons, volume rebates, cooperative marketing programs, slotting fees and in-store displays). Please provide additional detail to describe the nature of the programs you offer and to explain how you estimate the resulting impact to your financial statements. As part of your revised disclosure, please describe how accurate your estimates of revenue dilution resulting from sales and promotion incentives have been in the past and the extent to which they are reasonably likely to change in the future.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Amendment to provide additional detail regarding the nature of the programs that the Company offers and to explain how the Company estimates the resulting impact to its financial statements, including the accuracy of the Company’s estimates and the extent to which such estimates are reasonably likely to change in the future.

In addition, the Company advises the Staff that the Company offers its customers a variety of sales and incentive programs, including price discounts, coupons, slotting fees, in-store displays and trade advertising. The more significant programs the Company offers include:

Price discounts—Certain price discounts are provided in the form of allowances at the time of invoicing while others are provided based on future consumer purchasing activity.

Coupons—The Company participates in coupon programs with customers, particularly “multi-vendor mailer” coupon programs with club retailers.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

In-store displays—The Company authorizes in-store displays and pays a fee to the customer for the promotional feature.

The costs for these programs are recorded based on estimated participation and performance levels of the offered program, based upon factors such as historical trends with similar promotions, expectations regarding customer and consumer participation and sales and payment trends with similar previously offered programs.

25.	We note that sales and incentive programs are estimated and recorded as a reduction in net sales. We also note that you charged additions to your allowance for promotional activities to costs and expenses. Please explain the differences between these programs and your methods of accounting.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company offers its customers a variety of sales and incentive programs, including price discounts, coupons, slotting fees, in-store displays and trade advertising.

In accounting for these incentive programs, the Company applied the guidance in ASC 605-50-15-2 and determined that the incentive programs offered were within the scope of ASC 605-50, Revenue Recognition, Customer Payments and Incentives.

ASC 605-50-15-2 applies to a “vendor’s accounting for consideration given to a customer (including a reseller of the vendor’s products),” including “vendor consideration to any purchasers of the vendor’s products at any point along the distribution chain.” The guidance goes on to state that “examples of arrangements include, but are not limited to, sales incentive offers labeled as discounts, coupons, rebates, and free products or services as well as arrangements labeled as slotting fees, cooperative advertising, and buydowns.”

In accordance with ASC 605-50, the Company recognizes the costs associated with these types of incentive programs at the time of sale as a reduction of revenue. The Company reached this conclusion based on the following specific provision of ASC 605-50:

ASC 605-50-45-2 addresses the appropriate income statement classification for a sales incentive by stating that “cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s products or services and, therefore, shall be characterized as a

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

reduction of revenue when recognized in the vendor’s income statement” provided the vendor does not receive an identifiable benefit that can be reasonably estimated.

Since the Company does not receive an identifiable benefit separate from the sale of the product, the Company reached its conclusion that a reduction of revenue is the appropriate classification for these types of incentive programs.

The Company also respectfully advises the Staff that included within sales and marketing expense are costs and fees relating to the execution of in-store demonstrations with club stores or grocery retailers. The cost of product used in the demonstrations and the fees the Company pays to conduct the in-store demonstrations, are recorded as an expense when the event occurs. The Company incurred $4.9 million of demonstration costs in 2014, of which $3.5 million was paid directly to third-party providers and $1.4 million was paid to customers who designated third party providers to conduct the demonstration activities.

In accounting for the in-store demonstration costs, the Company determined based on review of the guidance in ASC 605-50-15-2, as defined above, that cash consideration given by a vendor to a customer to purchase in-store demonstration services were within the scope of ASC 605-50.

With respect to classification for in-store demonstration costs, the Company refers to the guidance in ASC 605-50-45-2, which states as follows:

Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a)	The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b)	The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

The Company’s purchase of in-store demonstration services and the related cost of product and supplies are sufficiently separable from the customers’ purchase of the Company’s products as the Company can directly engage third-party providers to provide such services. Additionally, there is no requirement by customers for the Company to purchase in-store demonstration services and the demonstration events do not result in price reductions. Since third-party providers are often utilized, the Company is able to reasonably estimate the fair value of the benefits received. Consistent with guidance in ASC 605-50-45-2 the benefits received from the in-store demonstrations satisfy the “separability aspect” and have readily determinable fair values and the amount of consideration paid does not exceed such fair values, the Company reached its conclusion that the costs and fees paid to customers associated with the in-store demonstrations should be treated as an expense rather than a reduction of revenue.

Valuation of Our Equity Awards, page 83

26.	Please expand your discussion of the methods used to determine the fair value of equity-based compensation awards to provide additional information regarding the nature of the material assumptions involved. In addition, explain the extent to which similar estimates will be necessary to determine the fair value of new awards once your common stock begins trading.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 94 through 97 of the Amendment to expand its discussion of the methods used to determine the fair value of equity-based compensation awards to provide additional information regarding the nature of the material assumptions involved. The Company utilized the option pricing method in determining the fair value of equity-based compensation awards primarily because of the uncertainty surrounding the Company’s future at the time (based on factors such as the Sponsor Acquisition in July 2014 of a controlling interest investment in the Company and the recent acceleration of top line revenue growth), an initial holding period expectation by the Sponsor in excess of two years and additional uncertainty about the form of potential exit event(s) as of the valuation date. Further, the Company is in the early stages of its organizational lifecycle.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

In addition, in response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Amendment regarding the extent to which similar estimates will be necessary to determine the fair value of new awards once the Company’s common stock begins trading.

27.	Please provide us with an analysis reconciling any difference between the fair value of the Class C-1 and Class C-2 units granted as equity-based compensation awards and the midpoint of your estimated offering range. Please also tell us about any awards granted after December 31, 2014. This analysis should describe significant intervening events and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. As part of your response, please tell us how many shares of your common stock will be issued in exchange for the outstanding Class C-1 and Class C-2 units.

RESPONSE: The Company acknowledges the Staff’s comment and notes that the estimated public offering price or price range of the shares or the amount of shares to be offered has not yet been determined. The Company will provide any necessary additional disclosure in response to the Staff’s comment when available.

Since December 31, 2014, the Company granted 276,383 Class C-1 units and 283,439 Class C-2 units on February 24, 2015. With the assistance of an independent valuation firm, the Company determined the fair value of its Class C-1 units and C-2 units as of February 24, 2015 was $1.99 per unit and $0.25 per unit, respectively.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

The table below includes all equity-based compensation awards granted by the Company as of the date of this letter since January 1, 2013:

		Weighted average
	Number of	grant date
	units granted	fair value
Grant date - December 4, 2014
Class C-1 units	6,955,914	$0.95
Class C-2 units	5,571,410	$0.18

Grant date - February 24, 2015
Class C-1 units	276,383	$1.99
Class C-2 units	283,439	$0.25

The Company’s board of directors, at the date of grant, determined the estimated fair value of the equity awards based upon several factors, including its consideration of input from management and contemporaneous third-party valuations.

At the time of the grants on February 24, 2015, the Company’s board of directors carefully considered all relevant information available to it, and determined that certain assumptions upon which the December 4, 2014 valuation was based had changed, thereby affecting the fair value of the February 2015 grant. See below for a discussion of the valuation process utilized for the December 4, 2014 and the February 24, 2015 grants.

As described on pages 94 through 97 of the Amendment, the fair value of the awards granted in December 2014 was estimated on the date of grant using a two-step valuation process. First, the Company determined its business equity value using an enterprise value based on the income approach, specifically a discounted cash flow analysis. Second, the business equity value was allocated among the securities that comprise the capital structure of the Company using the Option-Pricing Method, or OPM, as described in the AICPA Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The OPM was selected at the grant date due to the uncertainty surrounding the Company, an initial holding period expectation by the Sponsor in excess of two years and further uncertainty about the form of potential exit events as of the grant date. Additionally, the Company was in the early stage of its organizational life cycle. The valuation used a risk-adjusted discount of 11%, a nonmarketability discount of 16% and an estimated time to a liquidity event of 2 years.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

In assessing the fair value of the awards granted as of February 24, 2015, as described on page 96 of the Amendment, a two-step valuation process was used. First, the Company determined its business equity value using an enterprise value based on the market approach. The market approach estimates the fair value of the Company by applying market multiples of publicly traded companies in the same or similar lines of business to the results and projected results of the company being valued. Future enterprise values of the Company were estimated using a range of Enterprise-to-EBITDA multiples. The valuation multiple range was established by consideration of valuation multiples indicated by the comparable public company and comparable transaction methods. Second, the Company’s implied equity value was allocated among the various classes of securities using the Probability-Weighted Expected Return Method, or PWERM. To apply the PWERM, the Company first estimated future enterprise values under various exit scenarios, and adjusted projected values of cash and debt for each scenario to determine the total expected equity value of the Company at the exit date. As of February 24, 2015, the PWERM analysis reflected the Company’s belief that there was a 60% probability that the Company would complete an initial public offering and a 40% probability of a sale of the Company. A lack of marketability discount was applied to reflect the increased risk arising from the inability to readily sell the LLC units. This discount was 12% under an assumed IPO scenario and 8% under an assumed sale scenario. The higher discount under the IPO scenario reflects a potential delay in liquidity, relative to a sale scenario, due to typical IPO lock-up provisions. The valuation used a risk-adjusted discount of 14% and an estimated time to a liquidity event of 6 months. The PWERM was selected due to the more established nature of the Company (including improved customer and supplier diversity and significant increase in infrastructure), the prospect of a near term exit via an IPO or sale, and management’s ability to reasonably forecast financial performance.

The change in the valuation methodology was primarily driven by the probability and timing of a possible liquidity event. The Company conducted a meeting with potential underwriters on February 23, 2015 and the Board of Directors agreed to pursue an IPO process on February 24, 2015. As is common in practice, the OPM model was applied at the December 2014 valuation date as the future of a liquidity event at that time was uncertain. The PWERM is generally deemed more appropriate to use when the time to a liquidity event is short, making the range of possible future outcomes easier to predict. Given the estimated time to a liquidity event of six months at the February 24, 2015 valuation date, the Company believes the PWERM valuation method was appropriate to estimate the fair value of the equity awards granted at that date.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Between the intervening valuation dates, the Company has added major new customers and improved efficiencies in operations such that the Company’s actual revenues and profits improved significantly. This information caused favorable changes in the Company’s outlook, thereby driving an increase in the estimated fair value of the equity-based awards.

The Company adjusted its projections upward when preparing its financial forecast to determine the fair value of its incentive units as of February 24, 2015 based on the following operational improvements:

•	The Company was awarded national distribution into a major mass retailer to begin in March 2015. Prior to this award, it was unclear if this distribution would be achievable in the foreseeable future (or at all).

•	The Company experienced significant club channel outperformance during the first quarter and in January 2015 the Company’s two largest customers both approved major SKU expansions.

•	The Company added new unbudgeted national accounts and added unbudgeted additional SKUs during the intervening period.

•	The Company identified unbudgeted cost savings opportunities through new senior supply chain personnel hired late in 2014.

•	The Company experienced an increase in enterprise value to EBITDA multiple greater than 1x during the intervening period between December 4, 2014 to February 24, 2015.

The Company believes that it is reasonable to expect that the completion of an IPO will add value to the shares of the Company’s equity awards because they will have increased liquidity and marketability. The Company believes that the preceding estimates are a reasonable description of the value market participants would place on the equity awards as of each valuation date.

28.	Reference is made to a Black-Scholes option pricing model used to arrive at the fair value of equity-based compensation awards. However, it does not appear that the equity awards described in your submission are options. Please advise.

RESPONSE: The Company respectfully advises the Staff that the equity awards granted are representative of profit interests and are therefore not stock options.

In response to the Staff’s comment, the Company has revised the disclosure on pages 94 through 97 of the Amendment to indicate that the fair-value of equity-based compensation awards is estimated using a two-step valuation process. The Company has also expanded its disclosure of the valuation methods used to value the equity awards.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Executive Compensation, page 108

Employment Agreements and Termination of Employment and Change in Control Arrangements, page 109

29.	We note that Messrs. Ennis, Goldberg and Shiver are entitled to annual target bonuses. Please disclose the metrics used to determine the bonuses for each named executive officer.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 121 and 122 of the Amendment to describe in greater detail the metrics used to determine the bonuses of each of the named executive officers.

Principal and Selling Stockholders, page 121

30.	Please revise footnote 11 to identify the natural persons with voting or dispositive power with respect to the shares held by TA Associates and its affiliates.

RESPONSE: In response to the Staff’s comment, the Company has revised page 135 of the Amendment to identify the nature of the voting or dispositive power with respect to the shares held by TA Associates and its affiliates.

Consolidated Financial Statements

31.	Please update your financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

RESPONSE: The Company acknowledges the Staff’s comment and has filed with the Amendment the financial statements required by Rule 3-12 of Regulation S-X and corresponding updated disclosure throughout the Amendment.

Consolidated Statements of Income, page F-30

32.	It does not appear that cost of goods sold includes depreciation and amortization expense. Please revise the caption for this line item as necessary. Also, it does not appear that gross profit (as a measure of income before depreciation) should be presented on the face of your statements of income. Refer to SAB Topic 11B.

RESPONSE: In response to the Staff’s comment, the Company has revised page F-14 of the Amendment to clarify that cost of goods sold includes depreciation and reserve for inventory obsolescence. As a result of the clarification, the Company believes that it is appropriate to show gross profit (as a measure of income before depreciation) on the face of the Company’s statements of income.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Notes to the Consolidated Financial Statements

Note 1. Business and Basis of Presentation, page F-7

33.	We note your disclosure that the purchase price allocation for the acquisition of SkinnyPop Popcorn LLC is not finalized. Please include the disclosures required by FASB ASC 805-10-50-6.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 56, F-8 and F-35 of the Amendment to reflect that the review is substantially complete and there are no pending items associated with the accounting for the acquisition.

34.	Please provide additional disclosure regarding your purchase price allocation for the acquisition of SkinnyPop Popcorn LLC to include a qualitative description of the factors that make up the goodwill recognized. Refer to FASB ASC 805-30-50-1a.

RESPONSE: In response to the Staff’s comment, the Company has revised page F-8 of the Amendment to include a qualitative description of the factors that make up the goodwill recognized.

35.	In connection with your acquisition, we note that you entered into agreements which included contingent compensation dependent on your achievement of certain benchmarks during the period from January 1, 2015 through December 31, 2015. Please tell us how you determined that this arrangement constitutes compensation rather than consideration transferred to acquire SkinnyPop Popcorn LLC. Refer to FASB ASC 805-10-25-21 and 805-10-55-24 - 55-25.

RESPONSE: The Company respectfully advises the Staff that the Company evaluated the contingent payment arrangements in consideration of FASB ASC 805-10-55-24–55-25 and determined that the contingent payments were compensatory arrangements to be recognized as compensation expense over the requisite employment period from July 14, 2014 until December 31, 2015 in accordance with ASC 710-10-25-9. In assessing the nature of the arrangements, the Company considered the indicators listed in ASC 805-10-55-25, including the following indicators which point to the classification of such arrangements as contingent compensation:

•	Continuing employment – the agreements stipulated that terminating employment would forfeit all future earn-out payments;

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

•	Duration of employment – the employment term coincides with the earn-out period, both culminating at December 31, 2015; and

•	Other agreements and issues – the agreements contain non-competition and non-solicitation clauses.

36.	Please tell us why the pro forma information for the fiscal year ended December 31, 2014 was adjusted to exclude non-recurring acquisition-related expenses while the pro forma year ended December 31, 2013 was adjusted to include these charges.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company prepared the pro forma financial statement disclosure in consideration of FASB ASC 805-10-50-2(h)(3) and in so doing, determined that the one-time effects on earnings of the higher cost of goods sold associated with the step-up in inventory basis connected to the acquisition as well as the one-time effects on earnings of the acquisition costs required adjustment only to the 2013 pro forma data in order to be properly reflected under the standard. The disclosure provided is intended to convey that adjustments to costs only affected 2013 and did not result in further adjustment in 2014, unlike other recurring acquisition-related transactions with ongoing effects such as, but not limited to, the incurrence of term loans giving rise to additional interest expense or the asset and liability valuations and related purchase price allocations associated with the Sponsor Acquisition that result in continuing amortization of resultant finite-lived intangible assets.

Note 2. Summary of Significant Accounting Policies, page F-9

Recognition of Net Sales, Sales Incentives and Trade Accounts Receivable, page F-13

37.	Your disclosure regarding the use of estimates makes reference to product returns. Please expand the discussion of your accounting policies related to net sales to disclose your return policy and to explain the related accounting treatment. Refer to FASB ASC 605-15-25.

RESPONSE: In response to the Staff’s comment, the Company has revised pages F-9, F-36 and F-37 of the Amendment by removing reference to product returns as the Company’s estimated product returns historically have not been material.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Note 14. Equity-Based Compensation, page F-26

38.	You state that the Class C-1 and C-2 units granted as equity-based compensation awards represent profits interests. Please explain this conclusion and tell us how it affected your accounting for these awards. In addition, please tell us about the performance hurdle related to a tiered distribution for the Class C-2 units, including the resulting impact from your planned offering.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Class C-1 and C-2 units granted as equity-based compensation are defined as profit interests per Section 3.2(b) of the Second Amended and Restated LLC Agreement which reads as follows:

Class C Units issued hereunder are intended to qualify and shall be treated under this Agreement as “profits interests” within the meaning of Revenue Procedure 93 27 as clarified by Revenue Procedure 2001-43. As such, none of the Members issued such Units shall be obligated to make Capital Contributions in respect of any Units so qualifying, the Company shall treat such Members as holding “profits interests” for all purposes of this Agreement in respect of such Units so issued, and if the Company were liquidated immediately after issuance of the Class C Units pursuant to this Agreement, before the Company made any earnings and before any appreciation occurred in the value of the Company’s assets, and the Company’s assets were sold at fair market value and the proceeds distributed in a complete liquidation and dissolution of the Company, the holders of Class C Units would not be entitled to receive any share of the proceeds of such complete liquidation and dissolution in respect of such Units.

In accounting for the Class C-1 and C-2 units, the Company applied the guidance in ASC 718-10-15-3 to determine if the equity-awards granted were within the scope of ASC 718, Stock Compensation.

ASC 718-10-15-3 states that the guidance in the Stock Compensation Topic applies to all share-based payment transactions in which an entity acquires employee services by issuing (or offering to issue) its shares, share options, or other equity instruments or by incurring liabilities to an employee that meet either of the following conditions:

a. The amounts are based, at least in part, on the price of the entity’s shares or other equity instruments. (The phrase at least in part is used because an award of share-based compensation may be indexed to both the price of an entity’s shares and something else that is neither the price of the entity’s shares nor a market, performance, or service condition.)

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

b. The awards require or may require settlement by issuing the entity’s equity shares or other equity instruments.

In reviewing the above guidance, the Company determined that the equity awards granted met the criteria in ASC 718-10-15-3(b), defined above, as the awards granted are to be settled in equity units of the LLC and are intended to be profit interests, with rights defined by the Second Amended and Restated LLC Agreement. As such, the Company determined the Class C-1 and C-2 units granted as equity-based compensation were within the scope of ASC 718. Accordingly, the Company has accounted for these awards in accordance with ASC 718.

As noted on page F-26 of the Amendment, the C-2 units are time-based units also subject to a performance hurdle. The performance hurdle is that the Class C-2 units only participate in distributions subject to the realization by Class A unit-holders, through one or more distribution events, of an aggregate amount of proceeds in respect of their Class A Units equal to three times such members’ aggregate Class A contribution amount, taking into account all proceeds received by such members in respect of their Class A Units from such distribution events. Such performance hurdle concept is reflected in the distribution waterfall as described in Section 5.2(a) of the Second Amended and Restated LLC Agreement.

Upon consummation of this initial public offering, Company management currently believes that the performance hurdle for Class A unitholders will be realized in that they will have received an aggregate amount of proceeds equal to three times such members’ aggregate Class A contribution amount. The C-2 units will not participate until the sixth tier of the distribution waterfall and as indicated above are subject to vesting as defined in Section 2(a) of the individual grant agreement. The Class C-2 units vest 25% on the first anniversary of the vesting reference date applicable to the individual grants, and thereafter, 2.0833% on the final day of each of the following 36 months, subject to continued service through each applicable vesting date.

The Company respectfully advises the Staff that in connection with the Corporate Reorganization, all of the outstanding equity awards that have been granted under the TA Topco 1, LLC 2014 Equity Incentive Plan will be converted into shares of the common stock and restricted stock of Amplify Snack Brands, Inc. The portion of the outstanding Class C units that have vested as of the consummation of the Corporate Reorganization will be converted into shares of common stock and the remaining portion of unvested outstanding Class C units will be converted into shares of Amplify Snack Brand’s restricted stock, which will be granted under the 2015 Plan. The shares of restricted stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the Class C units from which such shares are converted.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Note 15. Subsequent Events, page F-29

39.	We note that you acquired Paqui, LLC on April 27, 2015. Please provide financial statements related to this acquisition or provide us with an analysis showing why these financial statements are not required. Refer to Rule 3-05 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that the Company assessed the financial statements of Paqui, LLC for significance in accordance with Rule 3-05 of Regulation S-X and determined that the acquisition did not meet the conditions specified in Rule 3-05(b)(2). In accordance with such rules, the Company analyzed the significance to the Company of the Paqui acquisition under each of the asset test, the investment test and the pre-tax income test set forth in the rules. The outcomes of the asset test, investment test and pre-tax income tests were 0.25%, 6.63% and 0.11%, respectively. As none of these tests exceeded 20%, the Company concluded that separate financial statements were not required with respect to the acquired business. In addition, Company management also evaluated the acquisition under ASC Topic 805 related to business combinations and concluded that the acquisition would not otherwise have an impact on the Company’s financial statements that would separately require the presentation of separate financial statements for Paqui, LLC in the Amendment.

Exhibits

40.	Please re-file Exhibit 10.9 to include the omitted Schedules and Exhibits to the Credit Agreement dated July 17, 2014.

RESPONSE: The Company has re-filed Exhibit 10.9 with the omitted Schedules and Exhibits to the Credit Agreement dated July 17, 2014 with the Amendment.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 11, 2015

Sincerely,

/s/ Bradley C. Weber Bradley C. Weber

Enclosures

cc:	Diane Fritz, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Anuja A. Majmudar, Securities and Exchange Commission

Thomas C. Ennis, Amplify Snack Brands, Inc.

Brian Goldberg, Amplify Snack Brands, Inc.

Jon M. Herzog, Goodwin Procter LLP

LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP